SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of April, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Prudential UK Site Closures




                 PRUDENTIAL ANNOUNCES UK SITE CLOSURES AS PART OF
                             COST SAVING PROGRAMME


Prudential today announces a plan to close its sites in Belfast, Bristol and Holborn Bars in London. The reorganisation is part of the GBP40 million-a-year cost-saving initiative announced in December last year.

As a direct result of this proposal, around 700 roles will be transferred to other Prudential sites in the UK and India, although some of those employees may choose not to relocate within the company. There is no possibility of any compulsory redundancies as a result of this announcement until the end of 2006. The relocation programme will take two years to complete. The staff employed at the Belfast and Bristol sites are currently involved in a 90-day consultation period via unions and staff organisations.

Nick Prettejohn, Chief Executive of Prudential UK and Chairman of Egg, said:
"Today's announcement continues our policy of establishing core sites in the UK business and building on strengths while delivering a cost savings programme.

"These reorganisation proposals are an important step in delivering the cost savings that will enable the UK business to continue to build on the strong positions we have established across the financial services market.

"Any change that results in redundancies is regrettable. We are consulting with unions and staff organisations and will make every effort to ensure that our people are kept informed and helped through this difficult transition period."


                                      ENDS

The information contained in Prudential UK's press releases is intended solely for journalists and should not be used by consumers to make financial decisions. Full consumer product information can be found at www.pru.co.uk.


Notes to Editors:

Prudential is a leading life and pensions provider to approximately 7 million customers in the United Kingdom. As at 31 March 2006, it had approximately 6,880 full-time staff (5,765 in the UK and 1,115 in Mumbai), offices located in London, Reading, Belfast, Dublin, Bristol and Stirling, and a customer service centre in Mumbai.


Products: Bulk and Individual Annuities, Corporate Pensions, With-Profits and Unit-Linked Bonds, Savings and Investments, Lifetime Mortgages, Healthcare and Protection.

Distribution Channels: Direct to customers (telephone, internet and mail), Financial Advisers, Business-to-Business (consulting actuaries and benefit advisers), and Partnerships (affinities and banks).


Belfast

Prudential's operation employs around 500 staff working in Customer Services, Direct-to-Consumers and Support Services. The Belfast office will close by the end of 2007.


Bristol

The Human Resources office employs 40 staff. The Bristol office will close by April 2007.


Holborn Bars, London

The head office of Egg employs 120 working in treasury and support and shared services. These roles will be relocated in other London offices.

All headcount figures relate to full-time employees.


Media Enquiries:


Prudential UK

James Murray Tel: 0207 150 2203 Mob: 07810 181 757
Steve Colton Tel: 0207 150 3136 Mob: 07771 531 525
Anthony Frost Tel: 0207 150 3001 Mob: 07786 967 649


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP234 billion in assets under management, (as at 31 December 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.


Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 APRIL 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/        Jon Bunn

                                                    Jon Bunn
                                                    Director of Public Relations